2014 First Quarter Shareholder Report February 5, 2014
Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	2
3.0 Our business	4
4.0 Strategy and objectives	8
5.0 Operating results	9
6.0 Financial condition	15
7.0 Cash flows	17
8.0 Liquidity and capital resources	18
9.0 Legal proceedings	20
10.0 Outlook	20
11.0 Financial risk management	20
12.0 Critical accounting estimates and judgments	20
13.0 Accounting policies and new accounting standards not yet applied	21
14.0 Internal control over financial reporting	22
15.0 Risks and uncertainties	22
16.0 Definition and reconciliation of non-GAAP financial measures	23

Condensed interim consolidated financial statements	25

Notes to condensed interim consolidated financial statements	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0 PREFACE

1.1 Definitions

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to February 5, 2014, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended December 29, 2013 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 5, 2014.

1.3 Accounting framework

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures”.

1.4 Additional information

Additional information about Gildan, including our 2013 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This MD&A comments on our operations, financial performance and financial condition as at and for the three months ended December 29, 2013. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three months ended December 29, 2013, and the related notes, and with our MD&A for the year ended September 29, 2013 (2013 Annual MD&A).

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2013 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause

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MANAGEMENT’S DISCUSSION AND ANALYSIS

actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such

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MANAGEMENT’S DISCUSSION AND ANALYSIS

transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear and socks. We market our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. We distribute our products in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international printwear markets, such as Europe, Mexico and the Asia-Pacific region. In the U.S. retail market, we are one of the largest suppliers of branded athletic, casual and dress socks to a broad spectrum of retailers. We are also developing Gildan® as a consumer brand for activewear and underwear. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 34,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed under our Gildan®, Gildan Performance™ and Anvil® brands. In addition, through a license arrangement with New Balance Athletic Shoe, Inc., we sell New Balance® branded performance activewear products in the printwear distributor channel in the U.S. and Canada. Wholesale distributors sell our products to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. We market our products primarily under our company-owned and licensed brands, as well as select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to select targeted global consumer brands, including major sportswear and family entertainment brands for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel
Gildan Platinum™	Socks, underwear	Department stores, major national chain
Smart Basics™ a Gildan® brand	Socks, activewear	Dollar store channel
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G® a Gold Toe® brand	Socks, underwear, activewear	Department stores, national chains
PowerSox® a Gold Toe® brand	Athletic socks	Sports specialty, national chains, department stores
GT® a Gold Toe® brand	Socks, underwear	Mass-market
Silvertoe® a Gold Toe® brand	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro® a Gold Toe® brand	Athletic socks	Mass-market
Under Armour® (under license agreement – exclusive in the U.S.)	Athletic socks	Sports specialty, department stores
Mossy Oak® (license agreement obtained December 2013 – worldwide distribution rights)	Socks, activewear, underwear, loungewear, thermals	Intended for all channels of distribution

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric for activewear and underwear, and at our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. We operate sewing facilities in owned or leased premises, where we assemble the cut fabric produced in our textile facilities into finished garments. Our manufacturing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. We also own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. During fiscal 2013, we acquired screenprinting and decorating capabilities to support our sales and growth opportunity as a supply chain partner to leading global athletic and lifestyle consumer brands. While we

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MANAGEMENT’S DISCUSSION AND ANALYSIS

internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities	Clarkton, NC Cedartown, GA Salisbury, NC – 2 facilities under development Mocksville, NC – under development
Textile facilities		Honduras - Rio Nance 1 (ramp-up in progress) - Rio Nance 2 - Rio Nance 5 - Anvil Knitwear Honduras (AKH)	Dominican Republic	Bangladesh
Sewing facilities(1)		Honduras (4 facilities) Nicaragua (3 facilities)	Dominican Republic (2 facilities)	Bangladesh
Sock manufacturing facilities		Honduras - Rio Nance 3 - Rio Nance 4
(1) We also use the services of third-party sewing contractors in Haiti to support textile production from the Dominican Republic.

Yarn-spinning
We satisfy our yarn requirements, which are mainly cotton-based, by sourcing from third-party U.S. yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning operations in the U.S. A small portion of our yarn requirements is sourced outside of the U.S. During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We acquired the remaining 50% interest of our joint venture in fiscal 2013, which included two open-end yarn-spinning facilities located in Clarkton, NC and Cedartown, GA. We are currently investing in the refurbishment and modernization of these yarn-spinning facilities, which is expected to be completed during fiscal 2014. We are also developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which is expected to begin production in the second quarter of fiscal 2014. On September 23, 2013, the Company announced further yarn-spinning plans to invest approximately $250 million over fiscal 2014 and 2015 to construct two additional yarn-spinning facilities. One of the facilities will be located in Salisbury, NC, adjacent to the facility which is currently being developed, and the second facility will be located in Mocksville, NC.

Textile manufacturing
Our newest and largest facility is Rio Nance 5. During fiscal 2012, while ramping up production capacity in Rio Nance 5, we suspended production at the Rio Nance 1 facility in order to modernize and refurbish the facility, which is expected to result in the improvement of the facility’s cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013. The Company is also currently reconfiguring and upgrading equipment in the former Anvil textile facility to support its growth in more specialized performance and fashion products. We are currently planning the development of a new textile facility in Central America and we anticipate finalizing our site selection in the second quarter of fiscal 2014.

Sock manufacturing
At the Rio Nance complex, we have constructed and operate two sock manufacturing facilities which satisfy the majority of our sock manufacturing requirements. We also source a portion of the sock products we sell from third party contractors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Sewing
Textiles produced in our facilities in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at our two sewing facilities in the Dominican Republic and third-party contractor operations in Haiti. We are currently investing in the development of a third sewing facility in the Dominican Republic. Our facility in Bangladesh comprises both textile and sewing production.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. We operate two primary distribution centres in the U.S. to service our printwear and retail markets and are currently constructing a new distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 46 retail stores located in outlet malls throughout the United States.

3.3.3 Employees and corporate office
We currently employ over 34,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our distributors. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries, Fruit of the Loom and Russell, Renfro Corporation and Jockey International, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0 STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly in the U.S. wholesale distributor channel, through the expansion of our production capacity and the introduction of new products, we continue to pursue additional growth opportunities to increase our penetration in the North American printwear markets. We also intend to continue to expand our presence in targeted international printwear markets such as Europe, Asia-Pacific and Latin America which currently represent less than 10% of the Company’s total consolidated net sales, by expanding distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands sold in the printwear channel, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which was recently repositioned to focus on contemporary ring-spun niche products featuring fashion fitted styles. As part of our performance product-lines, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture management and anti-microbial properties to enhance long-lasting performance. In addition, we are pursuing further sales growth through continued introduction of new products such as softer T-shirts, the expansion of our performance product lines, new styles tailored for women, a product-line with tear-away labels, enhanced sport shirts offerings and work wear assortments. New product introductions could also allow us to service certain niches of the printwear channel which we do not currently participate in.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks, activewear and underwear. The Company is making significant investments in advertising for the further development of the Gildan® and Gold Toe® portfolio of consumer brands.

Although we are primarily focused on further developing our Gildan® and Gold Toe® brands, we are also focused on building our relationships and growing our sales as a supply chain partner to select global athletic and lifestyle brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, with an efficient supply chain strategically located in the Western Hemisphere. Our manufacturing operations combined with our screenprinting and apparel decorating capabilities allow us to provide a more streamlined sourcing solution for these brands. We believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

The resumption of production at Rio Nance 1 and its continued ramp up combined with our planned new textile facility are expected to support our capacity requirements for our planned growth over the next few years. We are also upgrading equipment at the former Anvil facility in Honduras to support our growth in more specialized performance and fashion products. We believe the investments we are making in yarn-spinning facilities, including ring-spun yarn technology, will provide enhanced quality features to our product offering. We are currently targeting to achieve cost savings from our yarn-spinning investments starting in fiscal 2015. We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment through the investment in biomass projects as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability.

4.4	Reinvest cash flow

We will continue to evaluate opportunities to reinvest our cash flows generated from operations. We believe we will generate free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to re-invest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. We may also consider share repurchases. In addition, the Company allocates cash towards the payment of a dividend. On November 20, 2013, the Board of Directors approved a 20% increase in the amount of the quarterly dividend, effective for the dividend that was declared during the first quarter of fiscal 2014 and paid on January 6, 2014.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2013 Annual MD&A.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness, and net indebtedness / (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)	2014				2013			2012
	Q1	Q4	Q3(1)	Q2	Q1(2)	Q4	Q3(3)	Q2

Net sales	451.4	626.2	614.3	523.0	420.8	561.7	600.2	482.6
Net earnings	41.7	96.8	115.8	72.3	35.3	89.0	78.6	26.9
Net earnings per share
Basic(4)	0.34	0.80	0.95	0.60	0.29	0.73	0.65	0.22
Diluted(4)	0.34	0.79	0.94	0.59	0.29	0.73	0.64	0.22
Total assets	2,124.1	2,043.7	2,028.0	2,004.2	1,921.7	1,896.4	1,939.2	1,854.5
Total long-term financial liabilities	64.0	-	125.0	214.0	177.0	181.0	306.0	333.0
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,672	121,555	121,446	121,365	121,455	121,473	121,527	121,518
Diluted	123,046	122,929	122,759	122,629	122,491	122,322	122,047	121,985
(1) Reflects the acquisition of New Buffalo Shirt Factory Inc. (New Buffalo) from June 21, 2013.
(2) Reflects the acquisition of CanAm Yarns, LLC (CanAm) from October 29, 2012.
(3) Reflects the acquisition of Anvil Holdings, Inc. (Anvil) from May 9, 2012.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the first fiscal quarter, and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the fourth quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s results in the second quarter of fiscal 2012 and in part in the third quarter of fiscal 2012 were significantly negatively affected by the consumption of inventory manufactured with cotton purchased at historically high cotton price levels during the rise of cotton prices which occurred in fiscal 2011. This factor combined with reduced selling prices for printwear products negatively impacted gross margins during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Gross margins in the fourth quarter of fiscal 2012 reflected the return to more normal levels of historical profitability as industry selling prices and the cost of cotton in inventories consumed in the quarter were more closely aligned.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Anvil from May 9, 2012, the acquisition of the remaining 50% interest in CanAm from October 29, 2012 and the acquisition of New Buffalo from June 21, 2013. The acquisitions of CanAm and New Buffalo did not have a material effect on the Company’s results for fiscal 2014 and 2013.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, selling, general and administrative expenses (SG&A expenses), and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2013 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Q1 2014	Q1 2013	Variation

Net sales	451.4	420.8	30.6
Gross profit	119.2	112.6	6.6
Selling, general and administrative expenses	72.8	69.4	3.4
Operating income	44.4	37.9	6.5
EBITDA(1)	68.0	62.0	6.0
Net earnings	41.7	35.3	6.4
Adjusted net earnings(1)	43.3	39.1	4.2

Basic EPS	0.34	0.29	0.05
Diluted EPS	0.34	0.29	0.05
Adjusted diluted EPS(1)	0.35	0.32	0.03

Gross margin	26.4%	26.8%	(0.4) pp
SG&A expenses as a percentage of sales	16.1%	16.5%	(0.4) pp
Operating margin	9.8%	9.0%	0.8 pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review

5.4.1 Net sales
(in $ millions)	Q1 2014	Q1 2013	Variation

Segmented net sales:
Printwear	261.8	243.8	18.0
Branded Apparel	189.6	177.0	12.6
Total net sales	451.4	420.8	30.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in consolidated net sales was primarily attributable to higher unit sales volumes in both of our operating segments and a more favourable printwear product-mix driven by higher sales of fleece and higher-value T-shirt products, partially offset by lower printwear net selling prices.

Consolidated net sales for the first quarter of fiscal 2014 were in line with the Company's guidance provided on November 21, 2013 of approximately $450 million.

5.4.2 Gross profit
(in $ millions, or otherwise indicated)	Q1 2014	Q1 2013	Variation

Gross profit	119.2	112.6	6.6
Gross margin	26.4%	26.8%	(0.4) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The gross profit improvement in the first quarter of fiscal 2014 was due to higher sales in both operating segments. Gross margins in the first quarter of fiscal 2014 compared to the same period last year were slightly down due primarily to lower printwear net selling prices, partially offset by slightly lower cotton costs and more favourable printwear product-mix.

5.4.3 Selling, general and administrative expenses
(in $ millions, or otherwise indicated)	Q1 2014	Q1 2013	Variation

SG&A expenses	72.8	69.4	3.4
SG&A expenses as a percentage of sales	16.1%	16.5%	(0.4) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses was mainly due to increased expenses in marketing and advertising, higher volume-driven distribution costs and higher professional fees, partially offset by the impact of a weaker Canadian dollar on corporate expenses. The improvement of SG&A expenses as a percentage of sales was primarily attributable to volume leverage in the Branded Apparel segment. SG&A expenses as a percentage of sales are highest in the first fiscal quarter of the year as the Company’s net sales are typically lowest during this period.

5.4.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three months ended December 29, 2013 were $2.0 million, compared to $5.3 million for the same period last year.

Restructuring and acquisition-related costs for the three months ended December 29, 2013, relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan.

For the three months ended December 30, 2012, the Company incurred exit, relocation and other costs of $2.4 million primarily in connection with the acquisition and integration of Anvil, including a charge of $1.6 million related to lease exit costs. Restructuring and acquisition-related costs for the three months ended December 30, 2012 also included write-downs of $1.2 million on the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company also incurred a loss on

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MANAGEMENT’S DISCUSSION AND ANALYSIS

business acquisition achieved in stages during the first quarter of fiscal 2013 of $1.3 million in connection with the acquisition of the remaining 50% interest of CanAm.

5.4.5 Operating income
(in $ millions, or otherwise indicated)	Q1 2014	Q1 2013	Variation

Operating income	44.4	37.9	6.5
Operating margin	9.8%	9.0%	0.8 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The improvement in operating income for the first quarter of fiscal 2014 reflected the increase in gross profit due mainly to higher unit volume growth in both operating segments and lower restructuring and acquisition-related costs, partially offset by an increase in SG&A expenses.

5.4.6 Financial expenses, net
(in $ millions)	Q1 2014	Q1 2013	Variation

Interest expense on financial liabilities recorded at
amortized cost	0.1	1.0	(0.9)
Bank and other financial charges	0.7	1.0	(0.3)
Interest accretion on discounted provision	0.1	0.1	-
Foreign exchange (gain) loss	(0.4)	0.2	(0.6)
Financial expenses, net	0.5	2.3	(1.8)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in net financial expenses for the three months ended December 29, 2013 compared to the same period last year was due to lower interest expense, primarily as a result of lower borrowing levels from our revolving long-term bank credit facility and lower effective interest rates, and foreign exchange gains in the current year compared to foreign exchange losses last year.

5.4.7 Income taxes
The Company’s average effective income tax rate, and its average effective income tax rate excluding the impact of restructuring and acquisition-related costs, are calculated as follows:
(in $ millions, or otherwise indicated)	Q1 2014	Q1 2013	Variation

Earnings before income taxes	43.9	35.6	8.3
Income tax expense	2.2	0.3	1.9
Average effective income tax rate	5.0%	0.8%	4.2 pp

Earnings before income taxes and restructuring and
acquisition-related costs	45.9	40.9	5.0
Income tax expense excluding tax recoveries on restructuring
and acquisition-related costs(1)	2.6	1.8	0.8
Average effective income tax rate excluding the impact of
restructuring and acquisition-related costs	5.7%	4.4%	1.3 pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 below.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The average effective income tax rate excluding the impact of restructuring and acquisition-related costs is higher by 1.3 percentage points compared to the first quarter of fiscal 2013, primarily due to higher operating profits in our Branded Apparel segment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
(in $ millions, except per share amounts)	Q1 2014	Q1 2013	Variation

Net earnings	41.7	35.3	6.4
Adjustments for:
Restructuring and acquisition-related costs	2.0	5.3	(3.3)
Income tax recovery on restructuring and acquisition-
related costs	(0.4)	(1.5)	1.1
Adjusted net earnings(1)	43.3	39.1	4.2
Basic EPS	0.34	0.29	0.05
Diluted EPS	0.34	0.29	0.05
Adjusted diluted EPS(1)	0.35	0.32	0.03
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net earnings and EPS compared to last year was mainly due to the improvement in operating income and lower net financial expenses, partially offset by higher income tax expenses.  Adjusted net earnings per share for the first quarter of fiscal 2014 were at the high end of the Company’s adjusted EPS guidance range of $0.33-$0.35 which was provided on November 21, 2013.

5.5 Segmented operating review

(in $ millions)	Q1 2014	Q1 2013	Variation

Segmented net sales:
Printwear	261.8	243.8	18.0
Branded Apparel	189.6	177.0	12.6
Total net sales	451.4	420.8	30.6

Segment operating income:
Printwear	48.3	45.9	2.4
Branded Apparel	21.9	19.6	2.3
Total segment operating income	70.2	65.5	4.7
Corporate and other(1)	(25.8)	(27.6)	1.8
Total operating income	44.4	37.9	6.5
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.5.1 Printwear

Net sales
The increase in Printwear segment sales in the quarter was primarily attributable to higher unit sales volumes and a more favourable product-mix due to higher sales of fleece and higher-valued T-shirt products, partially offset by lower average net selling prices. Unit sales volumes increased by 5.9% from the first quarter of last year, including a 31.2% increase in international sales volumes. The increase in Printwear sales volumes was realized in spite of increased seasonal destocking by wholesale distributors.

Operating income
The increase in Printwear operating income was mainly due to higher unit sales volumes, more favourable product-mix and lower cotton costs, partially offset by lower net selling prices and higher SG&A expenses mainly due to higher volume-driven distribution expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.2 Branded Apparel

Net sales
The increase in Branded Apparel net sales was primarily due to continuing strong consumer demand for Gildan® branded underwear and continuing market penetration by Gold Toe® brand socks. The growth in sales of branded programs was partially offset by the impact of lower sales of private label programs and lower sales to global lifestyle brands. Overall retail market conditions continued to be weak in the holiday season.

Operating income
The improvement in the Branded Apparel operating income in the first quarter of fiscal 2014 compared to last year was due to increased sales, lower cotton costs and slightly lower SG&A expenses despite the increase in sales volumes.

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities

	December 29,	September 29,
(in $ millions)	2013	2013	Variation

Cash and cash equivalents	79.1	97.4	(18.3)
Trade accounts receivable	226.4	255.0	(28.6)
Income taxes receivable	2.5	0.7	1.8
Inventories	688.3	595.8	92.5
Prepaid expenses and deposits	11.6	15.0	(3.4)
Assets held for sale	5.8	5.8	-
Other current assets	13.8	11.0	2.8
Accounts payable and accrued liabilities	(274.0)	(289.4)	15.4
Dividends payable	(13.2)	-	(13.2)
Total working capital	740.3	691.3	49.0
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in trade accounts receivable (which are net of accrued sales discounts) was due primarily to the impact of lower net sales in the first quarter compared to the fourth quarter of fiscal 2013, as net sales are seasonally lowest in the first quarter of each fiscal year. The impact of lower net sales was partially offset by a higher net days’ sales outstanding (DSO), as DSO is seasonally lower at the end of the fourth quarter of a fiscal year as a result of a full year accrual of annual sales discounts being included in trade accounts receivable.

•
The increase in inventories was mainly due to a planned seasonal increase in activewear inventory levels, as we build T-shirt inventory levels in the first half of the fiscal year in advance of the peak summer seasonal demand for T-shirts, and an increase in raw materials and work in progress primarily as a result of the ramp-up of Rio Nance 1 and higher cotton and yarn inventories at our yarn-spinning facilities.

•
The decrease in accounts payable and accrued liabilities is mainly due to the transfer of $8.4 million from accrued liabilities to contributed surplus, in connection with the purchase of the Company’s common shares on the open market to be used for the partial future settlement of non-Treasury restricted share units.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on dividends payable.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•
Working capital was $740.3 million as at December 29, 2013 compared to $691.3 million as at September 29, 2013. The current ratio at the end of the first quarter of fiscal 2014 was 3.6, compared to 3.4 at the end of fiscal 2013.

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, September 29, 2013	655.9	247.5	150.1
Net capital additions	59.0	0.1	-
Depreciation and amortization	(19.5)	(4.1)	-
Balance, December 29, 2013	695.4	243.5	150.1
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for investments in yarn-spinning, as well as expenditures for the continuing ramp-up of Rio Nance 1, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, further investments in energy saving projects, and the new distribution centre in Honduras.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The decrease in intangible assets reflects amortization of $4.1 million.

6.3 Other non-current assets and non-current liabilities

	December 29,	September 29,
(in $ millions)	2013	2013	Variation

Deferred income taxes	0.4	1.4	(1.0)
Other non-current assets	7.0	8.0	(1.0)

Long-term debt	(64.0)	-	(64.0)
Employee benefit obligations	(13.9)	(18.5)	4.6
Provisions	(16.3)	(16.3)	-
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in employee benefit obligations from the end of fiscal 2013 relates to the funding of the deficit to complete the wind-up of the Gold Toe defined benefit pension plan. The balance of employee benefit obligations of $13.9 million consists primarily of liabilities related to the Company’s statutory severance obligations for its active employees located in the Caribbean Basin and Central America.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

Total assets were $2,124.1 million as at December 29, 2013, compared to $2,043.7 million at the end of fiscal 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from operating activities

(in $ millions)	Q1 2014	Q1 2013	Variation

Net earnings	41.7	35.3	6.4
Adjustments to reconcile net earnings to cash flows from
operating activities(1)	20.8	26.0	(5.2)
Changes in non-cash working capital balances	(73.8)	(15.8)	(58.0)
Cash flows (used in) from operating activities	(11.3)	45.5	(56.8)
(1) Includes $21.6 million (2013 - $18.8 million) related to depreciation and amortization.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The decrease in operating cash flows of $56.8 million was mainly due to a higher seasonal increase in non-cash working capital compared with the first quarter of fiscal 2013.

•
The increase in non-cash working capital of $73.8 million during the first quarter of fiscal 2014 was due to seasonal increases in inventory, partially offset by a seasonal decrease in accounts receivable. The increase in non-cash working capital of $15.8 million during the first quarter of fiscal 2013 was lower than the increase in non-cash working capital in fiscal 2014, due to a combination of a lower seasonal increase in inventory and a higher seasonal decrease in accounts receivable. The lower seasonal increase in inventory during the first quarter of fiscal 2013 was due to the impact of a decrease in cotton costs in inventory from the end of fiscal 2012, which partially offset the seasonal increase in inventory volumes.

7.2 Cash flows used in investing activities

(in $ millions)	Q1 2014	Q1 2013	Variation

Purchase of property, plant and equipment	(58.0)	(22.9)	(35.1)
Purchase of intangible assets	(0.1)	(2.4)	2.3
Business acquisition achieved in stages, net of cash acquired	-	(2.5)	2.5
Proceeds on disposal of assets held for sale and property, plant
and equipment	0.9	1.2	(0.3)
Cash flows used in investing activities	(57.2)	(26.6)	(30.6)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The increase in cash flows used in investing activities was due to higher capital spending in the first quarter of fiscal 2014 compared to the first quarter of fiscal 2013.

•
Capital expenditures during the first quarter of fiscal 2014 are described in section 6.2 of this MD&A, and our planned capital expenditures for fiscal 2014 are discussed under the “Liquidity and capital resources” section.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

7.3 Free cash flow

(in $ millions)	Q1 2014	Q1 2013	Variation

Cash flows (used in) from operating activities	(11.3)	45.4	(56.7)
Cash flows used in investing activities	(57.2)	(26.6)	(30.6)
Adjustment for:
Business acquisition	-	2.5	(2.5)
Free cash flow(1)	(68.5)	21.3	(89.8)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The year-over-year decrease in free cash flow of $89.8 million was due to the lower operating cash flows as noted above, as well as higher capital spending during the first quarter of fiscal 2014.

7.4 Cash flows used in financing activities

(in $ millions)	Q1 2014	Q1 2013	Variation

Increase (decrease) in amounts drawn under revolving long-term
bank credit facility	64.0	(4.0)	68.0
Proceeds from the issuance of shares	0.7	0.8	(0.1)
Share repurchases for future settlement of non-Treasury RSUs	(14.5)	(4.2)	(10.3)
Cash flows from (used in) financing activities	50.2	(7.4)	57.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities reflected an increase in funds drawn on our revolving long-term bank credit facility of $64.0 million, which was used to finance our capital expenditures and the seasonal increase in inventories.

•
During the first quarter of fiscal 2014, the Company purchased $14.5 million of its common shares on the open market to be used for the partial future settlement of non-Treasury restricted share units. During the first quarter of fiscal 2013, the Company purchased $9.6 million of its common shares on the open market to be used for the partial future settlement of non-Treasury restricted share units, although the cash outflow for the quarter was $4.2 million since the remaining part of the purchase was only cash settled in the second quarter of fiscal 2013.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness / (cash in excess of total indebtedness)

(in $ millions)	December 29, 2013	September 29, 2013

Long-term debt and total indebtedness(1)	64.0	-
Cash and cash equivalents	(79.1)	(97.4)
(Cash in excess of total indebtedness) net indebtedness(1)	(15.1)	(97.4)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

We have a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at December 29, 2013, $64.0 million (September 29, 2013 - nil) was drawn under the facility and the effective interest rate for the

QUARTERLY REPORT – Q1 2014 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

three months ended December 29, 2013 was 1.8%. In addition, an amount of $13.7 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at December 29, 2013.

Gildan is currently projecting $300-$350 million in capital expenditures in fiscal 2014, which is in line with the previous forecast provided on November 21, 2013, and includes approximately $150 million for its previously announced investments in yarn-spinning, as well as expenditures for the continuing ramp-up of Rio Nance 1, the initial investment in a new textile manufacturing facility, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, if declared, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations as disclosed in our 2013 Annual MD&A. There have been no significant changes to our contractual obligations since September 29, 2013. As disclosed in note 24 to our 2013 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 29, 2013, the maximum potential liability under these guarantees was $31.7 million, of which $6.9 million was for surety bonds and $24.8 million was for financial guarantees and standby letters of credit.

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates and commodity prices. Derivative financial instruments are not used for speculative purposes. As at December 29, 2013, the Company’s outstanding derivative financial instruments were related to forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar.

The notional U.S. dollar equivalent of forward foreign exchange contracts outstanding was $95.7 million as at December 29, 2013, compared to $110.5 million as at September 29, 2013, and the corresponding fair value of these contracts that was recognized in the statement of financial position was a net liability of $2.4 million as at December 29, 2013, compared to a net liability of $0.9 million as at September 29, 2013.

8.4 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at January 31, 2014 there were 121,955,968 common shares issued and outstanding along with 1,199,216 stock options and 722,319 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common

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MANAGEMENT’S DISCUSSION AND ANALYSIS

share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company declared a cash dividend of $13.2 million during the first quarter of fiscal 2014, reflecting a 20% increase approved on November 20, 2013, which was paid on January 6, 2014. On February 5, 2014, the Board of Directors declared a quarterly cash dividend of $0.108 per share for an expected aggregate payment of $13.2 million which will be paid on March 17, 2014 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on February 20, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

9.0  LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2014 is contained in our first quarter earnings results press release dated February 5, 2014 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0  FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. Please refer to the “Financial risk management” section of the 2013 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company manages those risks.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2013 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

QUARTERLY REPORT – Q1 2014 P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
•	Allowance for doubtful accounts
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our 2013 audited annual consolidated financial statements.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements for the first quarter of fiscal 2014 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and International Accounting Standard (IAS) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our 2013 audited annual consolidated financial statements, except as noted below.

On September 30, 2013, the Company adopted the following new or amended accounting standards:

•	IFRS 10, Consolidated Financial Statements
•	IFRS 11, Joint Arrangements
•	IFRS 12, Disclosure of Interests in Other Entities
•	IFRS 13, Fair Value Measurement
•	IAS 19, Employee Benefits

For a detailed description of these new or amended accounting standards and their impact, please refer to note 2 to the unaudited condensed interim consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project. For a detailed description of IFRS 9, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

14.0  INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended September 29, 2013 was included in the 2013 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 29, 2013. There have been no material changes in internal control over financial reporting since September 29, 2013.

15.0  RISKS AND UNCERTAINTIES

In our 2013 Annual MD&A under the sections “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2013 Annual MD&A include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation
•	Litigation and/or regulatory actions
•	Data security and privacy breaches

QUARTERLY REPORT – Q1 2014 P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

16.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q1 2014	Q1 2013

Net earnings	41.7	35.3
Adjustments for:
Restructuring and acquisition-related costs	2.0	5.3
Income tax recovery on restructuring and acquisition-related costs	(0.4)	(1.5)
Adjusted net earnings	43.3	39.1
Basic EPS	0.34	0.29
Diluted EPS	0.34	0.29
Adjusted diluted EPS	0.35	0.32
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q1 2014	Q1 2013

Net earnings	41.7	35.3
Restructuring and acquisition-related costs	2.0	5.3
Depreciation and amortization	21.6	18.8
Financial expenses, net	0.5	2.3
Income tax expense	2.2	0.3
EBITDA	68.0	62.0
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q1 2014 P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2014	Q1 2013

Cash flows (used in) from operating activities	(11.3)	45.4
Cash flows used in investing activities	(57.2)	(26.6)
Adjustment for:
Business acquisition	-	2.5
Free cash flow	(68.5)	21.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness / (cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	December 29, 2013	September 29, 2013

Long-term debt and total indebtedness	64.0	-
Cash and cash equivalents	(79.1)	(97.4)
(Cash in excess of total indebtedness) net indebtedness	(15.1)	(97.4)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q1 2014 P.24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 29,	September 29,
	2013	2013

Current assets:
Cash and cash equivalents	$79,122	$97,368
Trade accounts receivable	226,433	255,018
Income taxes receivable	2,548	700
Inventories (note 4)	688,323	595,794
Prepaid expenses and deposits	11,639	14,959
Assets held for sale	5,839	5,839
Other current assets	13,825	11,034
Total current assets	1,027,729	980,712

Non-current assets:
Property, plant and equipment	695,357	655,869
Intangible assets	243,536	247,537
Goodwill	150,099	150,099
Deferred income taxes	411	1,443
Other non-current assets	7,016	7,991
Total non-current assets	1,096,419	1,062,939

Total assets	$2,124,148	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$273,951	$289,414
Dividends payable	13,164	-
Total current liabilities	287,115	289,414

Non-current liabilities:
Long-term debt (note 5)	64,000	-
Employee benefit obligations	13,881	18,486
Provisions	16,252	16,325
Total non-current liabilities	94,133	34,811

Total liabilities	381,248	324,225

Equity:
Share capital	99,352	107,867
Contributed surplus	33,810	28,869
Retained earnings	1,611,871	1,583,346
Accumulated other comprehensive income	(2,133)	(656)
Total equity attributable to shareholders of the Company	1,742,900	1,719,426

Total liabilities and equity	$2,124,148	$2,043,651

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	December 29,	December 30,
	2013	2012

Net sales	$451,415	$420,776
Cost of sales	332,216	308,153

Gross profit	119,199	112,623

Selling, general and administrative expenses	72,812	69,428
Restructuring and acquisition-related costs (note 6)	2,036	5,342

Operating income	44,351	37,853

Financial expenses, net (note 7(b))	468	2,271
Equity earnings in investment in joint venture	-	(46)

Earnings before income taxes	43,883	35,628

Income tax expense	2,194	340

Net earnings	41,689	35,288

Other comprehensive (loss) income, net of related
income taxes (note 9):
Cash flow hedges	(1,477)	747

Comprehensive income	$40,212	$36,035

Earnings per share:
Basic (note 10)	$0.34	$0.29
Diluted (note 10)	$0.34	$0.29

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended December 29, 2013 and December 30, 2012
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	1,781	-	-	1,781
Shares issued under employee share
purchase plan	5	227	-	-	-	227
Shares issued pursuant to exercise of
stock options	17	698	(182)	-	-	516
Shares issued or distributed pursuant to
vesting of restricted share units	171	5,041	(5,041)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	-	-	(13,164)	(13,164)
Transactions with shareholders of the
Company recognized directly in equity	(107)	(8,515)	4,941	-	(13,164)	(16,738)

Cash flow hedges	-	-	-	(1,477)	-	(1,477)
Net earnings	-	-	-	-	41,689	41,689
Comprehensive income	-	-	-	(1,477)	41,689	40,212

Balance, December 29, 2013	121,519	$99,352	$33,810	$(2,133)	$1,611,871	$1,742,900

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	1,722	-	-	1,722
Shares issued under employee share
purchase plan	6	194	-	-	-	194
Shares issued pursuant to exercise of
stock options	24	821	(209)	-	-	612
Shares issued or distributed pursuant to
vesting of restricted share units	218	6,334	(6,334)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(278)	(9,626)	5,114	-	-	(4,512)
Dividends declared	-	-	-	-	(10,849)	(10,849)
Transactions with shareholders of the
Company recognized directly in equity	(30)	(2,277)	293	-	(10,849)	(12,833)

Cash flow hedges	-	-	-	747	-	747
Net earnings	-	-	-	-	35,288	35,288
Comprehensive income	-	-	-	747	35,288	36,035

Balance, December 30, 2012	121,356	$98,836	$25,872	$(6,328)	$1,331,163	$1,449,543

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	December 29,	December 30,
	2013	2012

Cash flows from (used in) operating activities:
Net earnings	$41,689	$35,288
Adjustments to reconcile net earnings to cash flows (used in) from
operating activities (note 11(a))	20,835	25,982
	62,524	61,270
Changes in non-cash working capital balances:
Trade accounts receivable	28,337	56,968
Income taxes	(1,846)	881
Inventories	(90,470)	(60,989)
Prepaid expenses and deposits	3,320	2,490
Other current assets	(3,349)	(3,594)
Accounts payable and accrued liabilities	(9,795)	(11,596)
Cash flows (used in) from operating activities	(11,279)	45,430

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(57,981)	(22,916)
Purchase of intangible assets	(142)	(2,393)
Business acquisition achieved in stages, net of cash acquired	-	(2,467)
Proceeds on disposal of assets held for sale and property,
plant and equipment	882	1,215
Cash flows used in investing activities	(57,241)	(26,561)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving long-term
bank credit facility	64,000	(4,000)
Proceeds from the issuance of shares	721	787
Share repurchases for future settlement of non-Treasury RSUs	(14,481)	(4,235)
Cash flows from (used in) financing activities	50,240	(7,448)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	34	150
Net (decrease) increase in cash and cash equivalents during
the period	(18,246)	11,571
Cash and cash equivalents, beginning of period	97,368	70,410
Cash and cash equivalents, end of period	$79,122	$81,981

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$84	$1,103
Income taxes	2,997	1,133

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended December 29, 2013
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s first quarter of fiscal 2014 as at and for the three months ended December 29, 2013 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2013 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 5, 2014.

(b)	Seasonality of the business:

The Company’s revenues and net earnings are subject to seasonal variations. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, net sales have historically been higher during the third quarter of the fiscal year. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On September 30, 2013, the Company adopted the following new or amended accounting standards.

(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. As required, the enhanced disclosures will be included in our annual consolidated financial statements for the year ended October 5, 2014.

QUARTERLY REPORT – Q1 2014 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):

(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the related quarterly disclosures in note 8 to these condensed interim consolidated financial statements.

(v)
IAS 19, Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of IAS 19 did not have a significant impact on recognition or measurement, but will result in additional disclosures in our annual consolidated financial statements for the year ended October 5, 2014.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. In November 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and to leave such date open pending the finalization of the impairment project. IFRS 9 is not mandatorily effective for the fiscal year ended October 5, 2014, and, accordingly, has not been applied in preparing these condensed interim consolidated financial statements. The Company does not expect to be materially affected by the application of this standard.

4. INVENTORIES:

	December 29,	September 29,
	2013	2013

Raw materials and spare parts inventories	$81,921	$69,508
Work in progress	46,804	36,507
Finished goods	559,598	489,779
	$688,323	$595,794

QUARTERLY REPORT – Q1 2014 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at December 29, 2013, $64.0 million (September 29, 2013 - nil) was drawn under the facility, and the effective interest rate for the three months ended December 29, 2013 was 1.8%. In addition, an amount of $13.7 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at December 29, 2013.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	December 29,	December 30,
	2013	2012

Charges related to assets held for sale and property, plant
and equipment	$(246)	$1,166
Employee termination and benefit costs	105	152
Loss on settlement on wind-up of defined benefit pension plan	1,898	-
Exit, relocation and other costs	279	2,390
Remeasurement of contingent consideration in connection
with a business acquisition	-	125
Loss on business acquisition achieved in stages	-	1,321
Acquisition-related transaction costs	-	188
	$2,036	$5,342

Restructuring and acquisition-related costs for the three months ended December 29, 2013, relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan.

For the three months ended December 30, 2012, exit, relocation and other costs relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc. (“Anvil”), including a charge of $1.6 million related to lease exit costs. Charges related to assets held for sale and property, plant and equipment of $1.2 million during the three months ended December 30, 2012 included write-downs on the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company also incurred a loss on business acquisition achieved in stages during the first quarter of fiscal 2013 of $1.3 million in connection with the acquisition of the remaining 50% interest of CanAm Yarns, LLC.

QUARTERLY REPORT – Q1 2014 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended
	December 29,	December 30,
	2013	2012

Depreciation of property, plant and equipment	$19,466	$20,358
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of
the period	(2,059)	(5,905)
Depreciation of property, plant and equipment included in net earnings	17,407	14,453
Amortization of intangible assets, excluding software	3,688	3,901
Amortization of software	455	398
Depreciation and amortization included in net earnings	$21,550	$18,752

Property, plant and equipment includes $140.3 million (September 29, 2013 - $114.0 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:

	Three months ended
	December 29,	December 30,
	2013	2012

Interest expense on financial liabilities recorded at amortized cost	$101	$1,021
Bank and other financial charges	710	956
Interest accretion on discounted provision	80	77
Foreign exchange (gain) loss	(423)	217
	$468	$2,271

QUARTERLY REPORT – Q1 2014 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	December 29,	September 29,
	2013	2013

Financial assets
Loans and receivables:
Cash and cash equivalents	$79,122	$97,368
Trade accounts receivable	226,433	255,018
Other current assets	13,275	9,931
Long-term non-trade receivables included in other
non-current assets	2,813	3,400
Derivative financial instruments designated as effective
hedging instruments included in other current assets	550	1,103

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	270,984	287,382
Dividends payable	13,164	-
Long-term debt - bearing interest at variable rates	64,000	-
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,967	2,032

Financial instruments whose carrying value approximates fair value
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Derivatives
The derivatives consist of foreign exchange forward contracts where the fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the foreign exchange rate set out in the contract and the contract’s value at maturity based on the foreign exchange rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions.

The fair values of loans and receivables, other financial liabilities and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – Q1 2014 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

	Three months ended
	December 29,	December 30,
	2013	2012

Net (loss) gain on derivatives designated as cash flow hedges	$(1,658)	$45
Income taxes	17	-

Amounts reclassified from other comprehensive income to
property, plant and equipment	(426)	-

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	336	272
Selling, general and administrative expenses	(12)	(7)
Financial expenses, net	272	439
Income taxes	(6)	(2)
Other comprehensive (loss) income	$(1,477)	$747

As at December 29, 2013, accumulated other comprehensive income includes approximately $2.1 million of net losses on derivatives designated as cash flow hedges, which are expected to be reclassified to net earnings and property, plant and equipment within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	December 29,	December 30,
	2013	2012

Net earnings - basic and diluted	$41,689	$35,288

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,672	121,455
Basic earnings per share	$0.34	$0.29

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,672	121,455
Plus dilutive impact of stock options, Treasury RSUs and
common shares held in trust	1,374	1,036
Diluted weighted average number of common shares outstanding	123,046	122,491
Diluted earnings per share	$0.34	$0.29

Excluded from the above calculation for the three months ended December 29, 2013 are 173,226 stock options (2013 – 449,642) which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q1 2014 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	December 29,	December 30,
	2013	2012

Depreciation and amortization (note 7(a))	$21,550	$18,752
Loss on business acquisition achieved in stages	-	1,321
Restructuring charges related to assets held for sale and property,
plant and equipment (note 6)	(246)	1,166
Loss on remeasurement of contingent consideration	-	125
Loss on disposal of property, plant and equipment	917	273
Share-based compensation	1,803	1,741
Deferred income taxes	1,090	(1,130)
Equity earnings in investment in joint venture	-	(46)
Unrealized net (gain) loss on foreign exchange and financial
derivatives	(616)	170
Other non-current assets	975	256
Employee benefit obligations	(4,565)	1,180
Provisions	(73)	2,174
	$20,835	$25,982

(b)	Variations in non-cash transactions:

	Three months ended
	December 29,	December 30,
	2013	2012

Share repurchases for future settlement of non-Treasury RSUs
included in accounts payables and accrued liabilities	$8,383	$5,391
Additions to property, plant and equipment included in accounts
payable and accrued liabilities	2,526	(405)
Dividends declared included in dividends payable	13,164	10,849
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share
units and exercise of stock options	5,223	6,543

(c)	Cash and cash equivalents:

	December 29,	September 29,
	2013	2013

Bank balances	$78,247	$96,493
Term deposits	875	875
	$79,122	$97,368

QUARTERLY REPORT – Q1 2014 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2013 audited annual consolidated financial statements.

	Three months ended
	December 29,	December 30,
	2013	2012

Segmented net sales:
Printwear	$261,843	$243,740
Branded Apparel	189,572	177,036
Total net sales	$451,415	$420,776

Segment operating income:
Printwear	$48,256	$45,866
Branded Apparel	21,937	19,634
Total segment operating income	$70,193	$65,500

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$70,193	$65,500
Amortization of intangible assets, excluding software	(3,688)	(3,901)
Corporate expenses	(20,118)	(18,404)
Restructuring and acquisition-related costs	(2,036)	(5,342)
Financial expenses, net	(468)	(2,271)
Equity earnings in investment in joint venture	-	46
Earnings before income taxes	$43,883	$35,628

 QUARTERLY REPORT – Q1 2014 P.36